EXHIBIT 99.1
Reynolds American Capital Investment
Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(with Report of Independent Registered Public Accounting Firm Thereon)

Reynolds American Capital Investment Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4-11

Supplemental Schedule — Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	12
Note: Supplemental schedules, other than the one listed above, are omitted because of the absence of conditions under which they are required by Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm
RAI Employee Benefits Committee of Reynolds American Capital Investment Plan:
We have audited the accompanying statements of net assets available for benefits of Reynolds American Capital Investment Plan, referred to as the Plan, as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Greensboro, North Carolina
June 25, 2007

Reynolds American Capital Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Cash and cash equivalents (note 1)	$—	$781,670
Investments, at fair value — plan interest in Master Trust (notes 1, 2, 3 and 4)	1,777,313,998	1,776,708,423
Loans to participants	19,205,436	31,300,913
Receivables:
Investment income	1,348,050	962,122
Employer contributions	1,423,908	6,128,960
Due from recordkeeper	—	163,808
Due from broker for sale of investments	215,109	569,713

Total receivables	2,987,067	7,824,603

Total assets	1,799,506,501	1,816,615,609

Liabilities:
Accrued administrative expenses	530,225	1,009,796
Due to broker for purchase of investments	—	97,715

Total liabilities	530,225	1,107,511

Net assets available for benefits at fair value	$1,798,976,276	$1,815,508,098

Adjustment from fair value to contract value for interest in collective trust relating to full benefit-responsive investment contracts	8,696,666	7,040,010

Net assets available for benefits	$1,807,672,942	$1,822,548,108

See accompanying notes to financial statements.

Reynolds American Capital Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income — plan interest in Master Trust (notes 1, 2, 3 and 4)	$196,134,554	$94,909,901
Interest income on participant loans	1,865,571	1,131,286
Contributions:
Employer contributions	36,985,504	14,283,812
Participant contributions	43,595,451	41,942,182

Total contributions	80,580,955	56,225,994

Total additions	278,581,080	152,267,181

Deductions:
Benefits paid to participants	291,995,736	193,062,975
Administrative expenses	1,460,510	1,668,233

Total deductions	293,456,246	194,731,208

Net decrease in net assets available for benefits prior to transfers to and from other plans	(14,875,166)	(42,464,027)

Net transfers from other plans (note 1)	—	722,206,328

Net transfers to other plans (note 1)	—	(5,334,559)

Net (decrease)/increase in net assets available for benefits	(14,875,166)	674,407,742

Net assets available for benefits at beginning of year	1,822,548,108	1,148,140,366

Net assets available for benefits at end of year	$1,807,672,942	$1,822,548,108

See accompanying notes to financial statements.

Reynolds American Capital Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Plan Description

The following brief description of the Reynolds American Capital Investment Plan, referred to as the Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a) General
The Plan is a voluntary defined contribution retirement plan for eligible employees of Reynolds American Inc., referred to as RAI or the Company, and participating subsidiaries. All eligible employees become participants unless they elect not to participate. RAI is the Plan Sponsor. The RAI Employee Benefits Committee controls and manages the operation and administration of the Plan. Citibank, N.A., referred to as Citibank, serves as the trustee of the Plan. Mellon HR and Investor Solutions served as the recordkeeper for the Plan until October 31, 2005. Effective November 1, 2005, Fidelity Investments Institutional Operations Company, Inc., referred to as Fidelity, serves as the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, referred to as ERISA.
On May 2, 2005, R. J. Reynolds Tobacco Company completed the sale of its packaging operation. The Plan was amended, effective upon the closing of the sale, to extend full and immediate vesting to Plan participants whose employment with the RAI controlled group of corporations was terminated as a result of the sale.
On June 30, 2005, R. J. Reynolds Tobacco Company entered into an Amended and Restated Memorandum of Understanding and Agreement with Allegacy Federal Credit Union, referred to as the Agreement. The Plan was amended, effective as of June 30, 2005, to extend full and immediate vesting to Plan participants whose employment with R. J. Reynolds Tobacco Company was terminated in connection with the execution of the Agreement, and to provide that on July 11, 2005, or as soon as administratively feasible thereafter, assets totaling $5,334,559 for such participants would be transferred from the Plan to the Allegacy Retirement Savings Plan.
On November 1, 2005, the Fighting For Growth Plan for Employees of Brown & Williamson Tobacco Corporation, referred to as the FFG Plan, was merged into the Plan and assets totaling $722,206,328 held in trust under the FFG Plan were transferred from State Street Bank to Citibank, except for $781,670 of cash and cash equivalents held by State Street Bank until the first quarter of 2006, and merged with the assets held in trust under the Plan. The Plan was amended and restated effective November 1, 2005, to reflect the merger of the FFG Plan and the conversion of the Plan’s recordkeeping services to Fidelity.
Effective January 1, 2006, the Plan was amended to provide Retirement Enhancement Contributions by the Company to the accounts of eligible participants. The Retirement Enhancement Contribution will provide each eligible participant with an additional Company contribution of 3%-9% of his or her eligible compensation, depending on the eligible participant’s age and years of service as of January 1, 2006.

Effective April 1, 2006, the Plan was amended to provide for the appointment of a named fiduciary with respect to the management of the RAI Common Stock Fund, which was renamed the Reynolds Stock Fund. United States Trust Company, N.A. was appointed as the named fiduciary for the Reynolds Stock Fund. The Reynolds Stock Fund is held by the Reynolds American Defined Contribution Master Trust, referred to as the Master Trust.
Effective April 24, 2006, the Plan was amended to provide participants in the Plan the option to choose to make their basic contributions through a Roth 401(k) feature.
On December 29, 2006, the RAI Employee Benefits Committee amended the Plan to allow participation by the members of the Conwood Executive Department effective January 1, 2007.
Effective January 1, 2007, the RAI Employee Benefits Committee amended the Plan to permit participants to make contributions to the Plan in fractional increments and to allow dividends paid on shares of Reynolds American common stock held in the Reynolds Stock Fund to be paid to participants in cash or retained by the Plan’s trustee in the Reynolds Stock Fund and used to allocate additional units of such fund to the accounts of participants who have elected to have dividends reinvested.
(b) Interest in Master Trust
The Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and several other Company-sponsored plans. Since May 2000, the Plan has been the only plan with assets in the Master Trust. Citibank has held the assets of the Master Trust since May 1, 2000. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plan(s) based upon average monthly balances invested by each plan.
(c) Contributions
Each year, participants may make basic contributions of up to 6% of pre-tax annual compensation, as defined in the Plan document. In addition, participants may make supplemental contributions on a pre-tax or after-tax basis of up to 50% of compensation, including the basic contribution. Participants who have attained age 50 before the end of a calendar year may make additional catch-up contributions of 1% to 25% of compensation. The Company or participating subsidiaries contribute an amount equal to 50% of basic contributions made by participants hired prior to January 1, 2004, and 100% of basic contributions made by participants hired on or after January 1 2004. In addition, the Company or participating subsidiaries make Retirement Enhancement Contributions to accounts of eligible participants equal to 3% to 9% of such participants’ eligible compensation, depending on the eligible participant’s age and years of service as of January 1, 2006. Different contribution provisions apply to participants in “transitional employment” in the B&W Division of R. J. Reynolds Tobacco Company, as defined in the Plan, for a limited period of time following July 30, 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code limitations.
(d) Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company or participating subsidiaries’ contributions and Plan earnings, and charged with the participant’s withdrawals, Plan losses and an allocation of administrative expenses. Allocations are based on participant contributions, account balances, or compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(e) Vesting
Participants are immediately vested in their contributions and actual earnings thereon. Vesting in Company or participating subsidiaries’ matching contributions (and, effective January 1, 2006, the Retirement Enhancement Contribution) occurs upon the earlier of completion of 24 months of Plan participation, 36 months of service with the Company or affiliated companies or upon the occurrence of certain events as defined in the Plan document. Company and participating subsidiary contributions made to the FFG Plan and to the Plan for participants in “transitional employment” as described above are fully vested at all times.
(f) Investment Options
Plan investments are participant directed. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments (or, effective January 1, 2007, in fractional increments) in any of fifteen investment fund options, or in a self-directed brokerage account managed by Fidelity. Participants may change or transfer their investment options at any time via telephone or a secured Internet website. Prior to November 1, 2005, there were twelve investment fund options, and the self-directed brokerage account was managed by Charles Schwab & Co., Inc.
(g) Loans to Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account balance, reduced by the highest outstanding loan balance during the preceding 12 months, or $50,000 and limited by certain restrictions in the Plan document. Prior to November 1, 2005, a fee of $50 was charged to a participant’s account when a loan was initiated. Loan terms shall not be for more than five years (except that loans carried over from the FFG Plan shall continue in effect until paid off or defaulted under the terms of the loan instruments). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.
(h) Payment of Benefits
Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or, if elected by the participant, monthly installments calculated in accordance with rules set forth in the Plan. Partial lump-sum distributions are also available after termination of service.
(i) Expenses
Expenses relating to the purchase or sale of investments are included in the cost or deducted from the proceeds, respectively. Direct charges and expenses, including investment manager fees attributable to specific investment funds, may be charged against that investment fund. Administrative expenses such as trustee, auditor, general plan recordkeeping and Internal Revenue Service user fees may be paid directly from the Master Trust.

(j) Forfeitures
Forfeitures are used to reduce future employer contributions. Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan document. For the years ended December 31, 2006 and 2005, employer contributions were reduced by $133,636 and $35,112, respectively, by forfeited nonvested accounts. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $37,516 and $170,522, respectively.
(2)	Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, referred to as the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Master Trust and therefore the Plan adopted the FSP effective December 31, 2006 and retroactively implemented its requirements to the Master Trust’s and the Plan’s Statement of Net Assets Available for Benefits as of December 31, 2005.
(b) Investment Valuation and Income Recognition
The Plan’s interest in the Master Trust is valued at fair value based on quoted market prices of the underlying investments. Loans to participants are valued at cost plus accrued interest, which approximates fair value.
The Plan has entered into a pooled separate account and various benefit-responsive investment contracts with investment and insurance companies, which maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the investment and insurance companies. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 4.81% and 4.77% for the years ended December 31, 2006 and 2005, respectively. The contract rates ranged from 3.01% to 7.47% and 3.01% to 7.45% at December 31, 2006 and 2005, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(c) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
(d) Payment of Benefits
Benefits are recorded when paid.

(3)	Master Trust

Investments and investment income for the Master Trust were:

	December 31, 2006	December 31, 2005
Investments:
At fair value:
C.E.B.T. Liquid Reserve Fund	$14,249,342	$13,082,977
Reynolds Stock Fund[1] (Shares: 2006 — 1,624,848 at $65.47; 2005 — 1,294,794 at $47.67)	106,378,799	61,716,356
Charles Schwab Personal Choice Retirement Account	16,677	17,208
Fidelity Brokerage Link	25,571,344	20,697,270
Mutual funds	961,541,066	926,086,711
Guaranteed investment contracts	660,416,528	730,996,964
Pooled separate account	9,140,242	24,110,937

	1,777,313,998	1,776,708,423
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,696,666	7,040,010

Total investments	$1,786,010,664	$1,783,748,433

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Investment income:
Net appreciation in fair value of investments:
Reynolds Stock Fund[1]	$26,348,996	$11,862,711
Charles Schwab Personal Choice Retirement Account	(864)	(133,165)
Fidelity Brokerage Link	4,849,560	1,127,940
Mutual funds	109,147,692	37,179,954

	140,345,384	50,037,440
Interest and dividend income	55,789,170	44,872,461

Total investment income	$196,134,554	$94,909,901

[1]	On July 19, 2006, Reynolds American Inc. declared a two-for-one stock split, to be effected in the form of a 100% stock dividend of its common stock, to shareholders of record on July 31, 2006. The stock dividend was distributed to RAI’s shareholders on August 14, 2006.
The Plan’s interest in the net assets of the Master Trust was 100% at December 31,2006 and 2005.
The Plan’s interest in investment income or loss of the Master Trust was 100% for the years ended December 31, 2006 and 2005.

(4)	Related Party Transactions

Certain Master Trust investments, within the C.E.B.T. Liquid Reserve Fund, are shares of funds managed by Citibank, the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to Citibank for the years ended December 31, 2006 and 2005 were $225,204 and $256,349, respectively.

The Reynolds Stock Fund is provided as an investment option for participants in the Plan. As RAI is the Plan sponsor, these transactions qualify as party-in-interest transactions. See note 3 for a description of the amounts of RAI common stock included in Master Trust assets. Reynolds Stock Fund dividends for the years ended December 31, 2006 and 2005 were $4,091,480 and $2,992,816, respectively.

(5)	Income Tax Status

The Plan obtained its latest determination letter dated June 11, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

(7)	Contingency

On May 13, 2002, a participant in the Plan filed a lawsuit in United States District Court, Middle District of North Carolina, naming R. J. Reynolds Tobacco Company, the RJR Employee Benefits Committee, and the RJR Pension Investment Committee as defendants in the lawsuit, alleging that each acted as a fiduciary of the Plan. The lawsuit claims that, following the spin-off of the Company by RJR Nabisco Holdings Corp. in June 1999, each defendant breached its fiduciary duty to Plan participants under ERISA by (i) eliminating the NGH and Nabisco, referred to as NA, common stock funds as investment options under the Plan and (ii) directing the Plan to sell all NGH and NA stock by January 31, 2000. The lawsuit is filed on behalf of a purported class of Plan participants similarly situated to the plaintiff, but no class has been certified by the court. On July 29, 2002, defendants filed a motion to dismiss, which the court granted on December 10, 2003. On January 7, 2004, the plaintiff appealed to the United States Court of Appeals for the Fourth Circuit, which, on December 14, 2004, reversed the dismissal of the complaint and remanded the case for further proceedings. On January 20, 2005, the defendants filed a second motion to dismiss on other grounds, which remains pending. On February 6, 2006, the court entered an order staying the ruling on the defendants’ motion to dismiss for 60 days beginning on February 8, 2006, to allow the parties to engage in limited discovery. The discovery period has concluded, and the parties have filed supplemental briefs with respect to the pending motion to dismiss. On June 6, 2006, the plaintiff filed a motion to amend the complaint to add as defendants the individual members of the Employee Benefits Committee and the Pension Investment Committee from July 1999 through

February 2000. The defendants have opposed that motion. On May 31, 2007, the court issued a ruling that dismisses the RJR Employee Benefits Committee and the Pension Investment Committee as defendants in the case and allows the complaint to stand with respect to the two remaining defendants, R.J. Reynolds Tobacco Holdings, Inc. and R. J. Reynolds Tobacco Company. On June 14, 2007, the two remaining defendants filed an Answer and Affirmative Defenses in response to the allegations of the plaintiffs second amended complaint. The expenses incurred in defending the case and the outcome of the lawsuit will be paid by the Company and will not impact the Plan.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$1,807,672,942
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,696,666

Net assets available for benefits per the Form 5500	$1,798,976,276

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2006
Total investment income per the financial statements	$196,134,554
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,696,666

Total investment income per the Form 5500	$187,437,888

* * * * * * * * * *

Reynolds American Capital Investment Plan
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

		Number
Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,	of shares		Current
Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	or units	Cost	Value

Participant Loans	Participant loans, (2,278 loans with interest rates ranging from 5.00% to 10.50% and maturity dates ranging from 01/01/2007 — 01/03/2021)	—	—	$19,205,436

				$19,205,436

Note: Excluded from this schedule are assets held in the Master Trust because they are reported as such on the Master Trust’s Form 5500.
See Report of independent Registered Public Accounting Firm